                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE YEAR ENDED SEPTEMBER 30, 2000

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
          St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                ---------------

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                            Form 20 F  X  Form 40 F
                                      ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 YES      NO  X
                                     ---     ---

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE YEAR ENDED SEPTEMBER 30, 2000

                                     INDEX


PART I    FINANCIAL INFORMATION

          Item 1.   Financial Statements

                    Report of Independent Auditors
                    Consolidated Balance Sheets as of September 30, 2000 and
                      1999
                    Consolidated Statements of Operations for the years ended
                      September 30, 2000, 1999 and 1998
                    Consolidated Statements of Changes in Shareholders' Equity
                      (Deficit) for the years ended September 30, 2000, 1999 and 1998
                    Consolidated Statements of Cash Flows for the years ended
                      September 30, 2000, 1999 and 1998
                    Notes to Consolidated Financial Statements

          Item 2.   Financial Statement Schedule

PART II   OTHER INFORMATION

          Item 1.   Exhibits

          SIGNATURES

          EXHIBIT INDEX

     The information presented herein shall be deemed filed by us for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and incorporation by reference.

PART I    FINANCIAL INFORMATION

          Item 1.   Financial Statements

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2000. Our audits also included the financial statement schedule listed in the index at Item 2 of Part I. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

St. Louis, Missouri
November 2, 2000

                                 AMDOCS LIMITED
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2000               1999
                                                              ----------         ----------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $  402,300         $   85,174
  Accounts receivable, including unbilled of $4,203 and
     $4,243, less allowances of $6,868 and $0, in 2000 and
     1999, respectively(*)..................................     263,100            159,312
  Deferred income taxes and taxes receivable................      35,179             29,899
  Prepaid expenses and other current assets.................      34,327             16,390
                                                              ----------         ----------
          Total current assets..............................     734,906            290,775
Equipment, vehicles and leasehold improvements, net.........     128,081             83,997
Deferred income taxes.......................................      13,900              5,605
Goodwill and other intangible assets, net...................   1,011,053             22,798
Other noncurrent assets.....................................      47,145             26,836
                                                              ----------         ----------
          Total assets......................................  $1,935,085         $  430,011
                                                              ==========         ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $  128,249         $   68,594
  Accrued personnel costs...................................      70,196             40,092
  Short-term financing arrangements.........................      20,000              2,381
  Deferred revenue..........................................     133,546            104,688
  Short-term portion of capital lease obligations...........       8,713              5,722
  Deferred income taxes and taxes payable...................      55,197             33,412
                                                              ----------         ----------
          Total current liabilities.........................     415,901            254,889
Long-term portion of capital lease obligations..............      23,417             17,148
Deferred income taxes.......................................      11,191                 --
Other noncurrent liabilities................................      53,804             34,237
                                                              ----------         ----------
          Total liabilities.................................     504,313            306,274
                                                              ----------         ----------
Shareholders' equity:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 221,165 and 198,800 outstanding in 2000 and
     1999, respectively.....................................       3,539              3,181
  Additional paid-in capital................................   1,784,816            489,099
  Accumulated other comprehensive income (loss).............       1,159             (1,157)
  Unearned compensation.....................................      (1,164)            (3,830)
  Accumulated deficit.......................................    (357,578)          (363,556)
                                                              ----------         ----------
          Total shareholders' equity........................   1,430,772            123,737
                                                              ----------         ----------
          Total liabilities and shareholders' equity........  $1,935,085         $  430,011
                                                              ==========         ==========

---------------
(*) See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                 2000        1999       1998
                                                              ----------   --------   --------
Revenue:
     License(*).............................................  $  124,822   $ 74,387   $ 42,891
     Service(*).............................................     993,498    552,468    360,876
                                                              ----------   --------   --------
                                                               1,118,320    626,855    403,767
                                                              ----------   --------   --------
Operating expenses:
     Cost of license........................................       5,624      5,515     10,732
     Cost of service(*).....................................     639,900    357,809    231,360
     Research and development...............................      74,852     40,874     25,612
     Selling, general and administrative(*).................     137,004     75,659     51,168
     Amortization of goodwill and purchased intangible
       assets...............................................     111,199         --         --
     In-process research and development and other indirect
       acquisition-related costs............................      75,617         --         --
                                                              ----------   --------   --------
                                                               1,044,196    479,857    318,872
                                                              ----------   --------   --------
Operating income............................................      74,124    146,998     84,895
Other income (expense), net(*)..............................      10,734     (6,223)   (24,126)
                                                              ----------   --------   --------
Income before income taxes and cumulative effect............      84,858    140,775     60,769
Income taxes................................................      78,880     42,232     30,385
                                                              ----------   --------   --------
Income before cumulative effect.............................       5,978     98,543     30,384
Cumulative effect of change in accounting principle, net of
  $0, $0 and $277 tax, respectively.........................          --         --        277
                                                              ----------   --------   --------
          Net income........................................  $    5,978   $ 98,543   $ 30,107
                                                              ==========   ========   ========
Basic earnings per share:
  Income before cumulative effect...........................  $     0.03   $   0.50   $   0.19
  Cumulative effect of change in accounting principle ($0,
     $0 and less than $0.01, respectively)..................          --         --         --
                                                              ----------   --------   --------
          Net earnings per share............................  $     0.03   $   0.50   $   0.19
                                                              ==========   ========   ========
Diluted earnings per share:
  Income before cumulative effect...........................  $     0.03   $   0.49   $   0.19
  Cumulative effect of change in accounting principle ($0,
     $0 and less than $0.01, respectively)..................          --         --         --
                                                              ----------   --------   --------
          Net earnings per share............................  $     0.03   $   0.49   $   0.19
                                                              ==========   ========   ========
Basic weighted average number of shares outstanding.........     212,005    197,436    158,528
                                                              ==========   ========   ========
Diluted weighted average number of shares outstanding.......     216,935    200,262    159,442
                                                              ==========   ========   ========

---------------
(*) See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 ACCUMULATED
                                                                    OTHER                                        TOTAL
                                ORDINARY SHARES    ADDITIONAL   COMPREHENSIVE                                SHAREHOLDERS'
                                ----------------    PAID-IN        INCOME         UNEARNED     ACCUMULATED      EQUITY
                                SHARES    AMOUNT    CAPITAL        (LOSS)       COMPENSATION     DEFICIT       (DEFICIT)
                                -------   ------   ----------   -------------   ------------   -----------   -------------
BALANCE AS OF OCTOBER 1,
  1997........................  124,708   $1,996   $  105,779      $    --        $     --      $ (13,522)    $   94,253
Net income....................       --      --            --           --              --         30,107         30,107
Unrealized loss on derivative
  instruments, net of $640
  tax.........................       --      --            --       (1,495)             --             --         (1,495)
Dividends declared, $3.76 per
  share.......................       --      --            --           --              --       (478,684)      (478,684)
Issuance of Ordinary Shares,
  net.........................   54,092     865        97,583           --              --             --         98,448
Initial public offering of
  Ordinary Shares, net........   18,000     288       233,902           --              --             --        234,190
Stock options granted, net of
  forfeitures.................       --      --        10,239           --         (10,239)            --             --
Amortization of unearned
  compensation................       --      --            --           --           1,292             --          1,292
                                -------   ------   ----------      -------        --------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  1998........................  196,800   3,149       447,503       (1,495)         (8,947)      (462,099)       (21,889)
Net income....................       --      --            --           --              --         98,543         98,543
Unrealized income on
  derivative instruments, net
  of $145 tax.................       --      --            --          338              --             --            338
Issuance of Ordinary Shares,
  net.........................    2,000      32        41,352           --              --             --         41,384
Stock options granted, net of
  forfeitures.................       --      --           244           --            (163)            --             81
Amortization of unearned
  compensation................       --      --            --           --           5,280             --          5,280
                                -------   ------   ----------      -------        --------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  1999........................  198,800   3,181       489,099       (1,157)         (3,830)      (363,556)       123,737
Net income....................       --      --            --           --              --          5,978          5,978
Employee stock options
  exercised...................    2,058      33        21,327           --              --             --         21,360
Tax benefit of stock options
  exercised...................       --      --        10,825           --              --             --         10,825
Unrealized other comprehensive
  income, net of $993 tax.....       --      --            --        2,316              --             --          2,316
Issuance of Ordinary Shares
  related to acquisitions,
  net.........................   20,307     325     1,263,330           --              --             --      1,263,655
Stock options granted.........       --      --           235           --              --             --            235
Amortization of unearned
  compensation................       --      --            --           --           2,666             --          2,666
                                -------   ------   ----------      -------        --------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2000........................  221,165   $3,539   $1,784,816      $ 1,159        $ (1,164)     $(357,578)    $1,430,772
                                =======   ======   ==========      =======        ========      =========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               2000        1999        1998
                                                             ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income.................................................  $   5,978   $  98,543   $  30,107
Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation and amortization............................    155,359      30,601      29,096
  In-process research and development expenses.............     70,319          --          --
  Loss on sale of equipment................................        148         549         149
  Deferred income taxes....................................     (1,196)     (4,026)     (1,351)
  Tax benefit of stock options exercised...................     10,825          --          --
  Unrealized income (loss) on other comprehensive income...      3,309         483      (2,135)
Net changes in operating assets and liabilities:
  Accounts receivable......................................    (29,763)    (69,354)    (26,000)
  Prepaid expenses and other current assets................    (12,408)     (4,400)     (5,244)
  Other noncurrent assets..................................    (10,861)    (10,350)     (3,324)
  Accounts payable and accrued expenses....................     38,852      22,893      29,054
  Deferred revenue.........................................     24,313      75,448      11,800
  Income taxes payable.....................................     16,071       2,177      (1,429)
  Other noncurrent liabilities.............................     16,642       9,739       5,760
                                                             ---------   ---------   ---------
Net cash provided by operating activities..................    287,588     152,303      66,483
                                                             ---------   ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements.............................................      1,280       1,461         889
Payments for purchase of equipment, vehicles and leasehold
  improvements.............................................    (56,571)    (42,180)    (26,566)
Investment in noncurrent assets............................     (9,000)         --          --
Net cash acquired in acquisitions..........................     67,791          --          --
Purchase of computer software and intellectual property....     (6,169)     (1,000)         --
                                                             ---------   ---------   ---------
Net cash used in investing activities......................     (2,669)    (41,719)    (25,677)
                                                             ---------   ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid.............................................         --          --    (478,684)
Net proceeds from issuance of Ordinary Shares..............         --      42,535     330,638
Proceeds from employee stock options exercised.............     21,360          --          --
Payments under short-term finance arrangements.............   (284,464)   (395,345)   (269,946)
Borrowings under short-term finance arrangements...........    301,933     306,161     358,862
Net proceeds from issuance of long-term debt...............         --          --     364,127
Principal payments on long-term debt.......................         --          --    (368,521)
Principal payments on capital lease obligations............     (6,622)     (4,150)     (2,357)
Payments on issuance of notes payable......................         --          --      (3,268)
                                                             ---------   ---------   ---------
Net cash provided by (used in) financing activities........     32,207     (50,799)    (69,149)
                                                             ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents.......    317,126      59,785     (28,343)
Cash and cash equivalents at beginning of year.............     85,174      25,389      53,732
                                                             ---------   ---------   ---------
Cash and cash equivalents at end of year...................  $ 402,300   $  85,174   $  25,389
                                                             =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $49,262   $38,369   $32,472
     Interest...............................................    2,614     6,393    25,150

NON CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $15,732, $14,853 and $5,200 were incurred during the years ended September 30, 2000, 1999 and 1998, respectively, when the Company (as hereinafter defined) entered into lease agreements for vehicles.

     As of September 30, 1999, the Company incurred stock issuance costs of $1,153, which had not been paid as of that date. Such costs were paid during fiscal year 2000.

     The Company issued 6,461 Ordinary Shares and 1,103 options in connection with the acquisition of ITDS (as hereinafter defined). The Company issued 13,846 exchangeable shares and 1,654 options in connection with the acquisition of Solect (as hereinafter defined). See Note 3.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry. The Company designs, develops, markets, supports and operates information system solutions to major wireless, wireline and Internet Protocol ("IP") companies throughout the world.

     The Company is a Guernsey corporation, which holds directly or indirectly several wholly-owned subsidiaries in the Asia-Pacific region, Australia, Europe, Israel, Latin America and North America. The Company's customers are mainly in North America, Europe, Latin America and the Asia-Pacific region. During fiscal 2000, the Company derived approximately 46 percent of its revenue from North America. The Company's main production and operating facilities are located in Israel, the United States, Cyprus, Ireland and Canada.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

  CONSOLIDATION

     The financial statements include the accounts of the Company and all its subsidiaries, which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

  FUNCTIONAL CURRENCY

     The U.S. dollar is the functional currency for the Company and its subsidiaries, as the U.S. dollar is the predominant currency of the Company's revenue and expenses.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     From time to time the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of United States governmental securities and commercial paper, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities. Except for its cash and cash equivalents, the Company has no short-term interest-bearing investments as of September 30, 2000.

     The Company also has certain investments in non-publicly traded companies. These investments are included in other noncurrent assets in the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and will make appropriate reductions in carrying values if necessary. There were no impairment charges in fiscal 2000.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

     Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 12 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

     The Company accounts for certain costs incurred in connection with developing or obtaining software for internal use in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use.

  GOODWILL AND OTHER INTANGIBLE ASSETS

     The total purchase price of product line or business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill is amortized on a straight-line basis over its estimated useful life.

     Other intangible assets consist of purchased computer software, intellectual property rights, core technology, workforce-in-place and customer base.

     Purchased computer software is reported at the lower of amortized cost or net realizable value, and is amortized over its estimated useful life based on the ratio of the current gross revenue for each product to the total current and anticipated future gross revenue for each product. This accounting policy results in amortization of purchased computer software on a basis faster than the straight-line method.

     Intellectual property rights, core technology, workforce-in-place and customer base acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

     Periodically, the Company considers whether there are indicators of impairment that would require the evaluation of the net realizable value of goodwill and other intangible assets in comparison to their carrying value. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

  STOCK SPLIT

     In May 1998, the Board of Directors of the Company authorized a stock split that was effected as a dividend of Ordinary Shares. All references in the consolidated financial statements referring to shares, per share amounts and contingently issuable shares have been adjusted retroactively for the stock split.

  COMPREHENSIVE INCOME

     The Company accounts for comprehensive income under the provisions of Statement of Financial Standards (SFAS) No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  INCOME TAXES

     The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to business acquisitions is subsequently reduced, the adjustment may reduce the original amount allocated to goodwill.

     Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

  REVENUE RECOGNITION

     The Company's software products require significant customization and therefore the development projects are recognized as long term contracts in conformity with Accounting Research Bulletin (ARB) No. 45 "Long Term Construction Type Contracts", SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" and SOP 97-2 "Software Revenue Recognition". Initial license fee revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery, and recorded at gross or net amount according to the criterions established in Emerging Issues Task Force (EITF) 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and Staff Accounting Bulletins (SAB) 101 "Revenue Recognition in Financial Statements". Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. Losses are recognized on contracts in the period in which the liability is identified. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10 percent of total revenue in fiscal 2000, 1999 and 1998.

  COST OF LICENSE AND COST OF SERVICE

     Cost of license and service consists of all costs associated with providing services to customers, including warranty expense. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and computer software products to customers, when revenue from third-party products is recognized at gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

  RESEARCH AND DEVELOPMENT

     Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's product development program. Research and development costs, which are in conjunction with a customer project, are expensed as incurred. Certain computer software costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", which requires capitalization of software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. See Note 17 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

     Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, short-term financing arrangements, forward exchange contracts and lease obligations. In view of their nature, the fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. and U.K. institutions. The Company does not expect any credit losses

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

in respect of these items. The Company's revenue is generated primarily in North America and Europe and to a lesser extent in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of the dilutive outstanding stock options using the treasury stock method.

  DERIVATIVES AND HEDGING

     Effective July 1, 1998, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. The adoption of SFAS No. 133 on July 1, 1998 did not have a material impact on results of operations but resulted in the cumulative effect of change in accounting principle of $277, net of tax in 1998.

  RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's most significant estimates are related to contract accounting estimates used to recognize revenue under the percentage of completion method of accounting. Actual results could differ from those estimates.

NOTE 3 -- ACQUISITIONS

  ITDS

     On November 30, 1999, the Company completed a stock-for-stock acquisition transaction of International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of solutions to communications companies for outsourcing of billing operations. The total purchase price of $189,034, based on a per share price of $28.25 for the Company's Ordinary Shares, included issuance of 6,461 Ordinary Shares, the grant of 1,103 options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the Company's balance sheet as of the acquisition date. The results of ITDS' operations are included in the Company's consolidated

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

statement of operations, commencing December 1, 1999. An acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $12,342 and is being amortized over five years. Purchased in-process research and development, valued at $19,876, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. This technology required additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $647 and the fair value of workforce-in-place was valued at $5,407, each of which is being amortized over five years. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, of $71,154 is being amortized over 15 years.

  SOLECT

     On April 5, 2000, the Company completed a stock-for-stock acquisition transaction of Solect Technology Group Inc. ("Solect"), a leading provider of customer care and billing software to IP service providers. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to the Company's Ordinary Shares, including the right, through a voting trust, to vote at the Company's shareholder meetings, and are exchangeable at the option of holders into the Company's Ordinary Shares on a one-for-one basis. The total purchase price of $1,087,711, based on a per share price of $69.875 for the Company's Ordinary Shares, included both the issuance of 13,846 exchangeable shares, the grant of options to purchase 1,654 Ordinary Shares, as well as transaction costs. An aggregate 1,170 of the exchangeable shares issued in the transaction have been placed in escrow until April 2001 to indemnify the Company against any breaches of representations or warranties under the combination agreement. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in the Company's balance sheet as of the acquisition date. The results of Solect's operations are included in the Company's consolidated statement of operations, commencing April 6, 2000. An acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $18,259 and is being amortized over two years. Purchased in-process research and development, valued at $50,443, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. This technology required varying additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $1,211 and the fair value of workforce-in-place was valued at $3,259, each of which is being amortized over three years. The excess of the purchase price over the fair value of net assets acquired, or goodwill, of $986,312 is being amortized over five years.

     Set forth below is the pro forma revenue, operating income (loss), net loss and loss per share as if ITDS and Solect had been acquired as of October 1, 1998, excluding the write off of purchased in-process research and development and other indirect acquisition-related costs:

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED SEPTEMBER 30,
                                                   -----------------------------------
                                                      2000         1999        1998
                                                   ----------    --------    ---------
Revenue..........................................  $1,152,783    $775,653    $ 500,554
Operating income (loss)..........................      41,516     (43,744)    (134,543)
Net loss.........................................     (25,516)    (97,933)    (161,239)
Basic loss per share.............................       (0.12)      (0.45)       (1.03)
Diluted loss per share...........................       (0.12)      (0.45)       (1.03)

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The following related party balances are included in the balance sheet:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Accounts receivable, including unbilled of $0 and $828 in
  2000 and 1999, respectively............................  $27,116     $14,128

     The following related party transactions are included in the statements of operations:

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------    -------    -------
Revenue(1):
  License...................................................  $ 15,888    $   743    $ 2,300
  Service...................................................   144,859     98,761     82,100
Operating expenses(2):
  Cost of service...........................................     2,814      2,656      2,325
  Selling, general and administrative.......................       700        570        510
Other income (expense), net(3)..............................        --         --     (6,268)

---------------
(1) The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company (the "Affiliates").

(2) The Company leases office space in Israel on a month-to-month basis and purchases other miscellaneous support services from affiliates of certain shareholders.

(3) On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain persons affiliated with the investors party to the Share Subscription Agreement referred to in Note 16. The notes bore an interest rate of 5.75 percent per annum and were originally due September 22, 1998. The notes were paid in March 1998. In January 1998, the Company issued $123,500 in principal amount of 10 percent subordinated notes to affiliates of certain shareholders, which were party to the Conditional Investment Agreement referred to in Note 16. The subordinated notes were repaid in 1998.

NOTE 5 -- COMPENSATING BALANCES

     The Company was required to maintain compensating cash balances of $4,777 and $2,791 as of September 30, 2000 and 1999, respectively, primarily relating to foreign currency contracts, letters of credit and bank guarantees.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2000       1999
                                                          --------    -------
Furniture and fixtures..................................  $ 24,297    $14,009
Computer equipment......................................   110,583     67,416
Vehicles furnished to employees.........................    44,766     31,541
Leasehold improvements..................................    30,593     19,315
                                                          --------    -------
                                                           210,239    132,281
Less accumulated depreciation...........................    82,158     48,284
                                                          --------    -------
                                                          $128,081    $83,997
                                                          ========    =======

     The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate of 0.5 percent (7.3 percent as of September 30, 2000). The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Capital lease payments, excluding interest, due over the next five years are as follows:

2001........................................  $8,713
2002........................................   8,068
2003........................................   7,368
2004........................................   5,234
2005........................................   2,747

NOTE 7 -- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Goodwill and other intangible assets, net are:

                                              ESTIMATED      AS OF SEPTEMBER 30,
                                             USEFUL LIFE    ---------------------
                                             (IN YEARS)        2000        1999
                                             -----------    ----------    -------
Goodwill...................................      5 - 15     $1,057,466    $    --
Intellectual property rights and purchased
  computer software........................      2 - 10         74,107     39,200
Other intangible assets....................      3 -  5         12,403         --
                                                            ----------    -------
                                                             1,143,976     39,200
Less accumulated amortization..............                    132,923     16,402
                                                            ----------    -------
                                                            $1,011,053    $22,798
                                                            ==========    =======

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Funded personnel benefit costs.........................    $25,913     $18,264
Noncurrent investments, at cost........................      9,250          --
Other..................................................     11,982       8,572
                                                           -------     -------
                                                           $47,145     $26,836
                                                           =======     =======

NOTE 9 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                  YEAR ENDED SEPTEMBER 30,
                                                -----------------------------
                                                 2000       1999       1998
                                                -------    -------    -------
Current.....................................    $80,076    $46,258    $31,736
Deferred....................................     (1,196)    (4,026)    (1,351)
                                                -------    -------    -------
                                                $78,880    $42,232    $30,385
                                                =======    =======    =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Deferred tax assets:
  Deferred revenue.......................................  $19,560     $21,021
  Accrued personnel costs................................   15,733       8,184
  Computer software and intellectual property............    3,496          --
  Warranty and maintenance accruals......................       --         195
  Net operating loss carry forwards......................   18,713          --
  Other..................................................    5,685       4,947
  Valuation allowances...................................  (16,743)         --
                                                           -------     -------
  Total deferred tax assets..............................   46,444      34,347
                                                           -------     -------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings.....  (17,391)    (14,033)
  Intangible assets, computer software and intellectual
     property............................................  (11,191)     (2,071)
  Other..................................................     (500)         --
                                                           -------     -------
  Total deferred tax liabilities.........................  (29,082)    (16,104)
                                                           -------     -------
Net deferred tax assets..................................  $17,362     $18,243
                                                           =======     =======

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                               YEAR ENDED
                                                             SEPTEMBER 30,
                                                          --------------------
                                                          2000    1999    1998
                                                          ----    ----    ----
Statutory Guernsey tax rate.............................   20%     20%     20%
Guernsey tax-exempt status..............................  (20)    (20)    (20)
Foreign taxes...........................................   30      30      50
Effect of acquisition-related costs.....................   19      --      --
                                                          ---     ---     ---
Effective income tax rate...............................   49%     30%     50%
                                                          ===     ===     ===

     In fiscal 2000, the Company incurred certain non-tax deductible indirect acquisition- related costs and non deductible goodwill amortization related to the acquisitions of ITDS and Solect. As a result, the Company's effective income tax rate in 2000 (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) is significantly higher than the 1999 effective income tax rate.

     In fiscal 1998, the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax-exempt. This resulted in no tax benefit to offset the expense incurred. No such loss occurred in 1999 or 2000 and, as a result, the Company's effective income tax rate in 1998 was significantly higher than the 1999 effective income tax rate.

     The Company's Israeli subsidiary, which accounted for approximately 34%, 36% and 34% for 2000, 1999 and 1998, respectively, of the Company's income before income taxes, enjoys tax benefits from Approved Enterprise status, as established under Israeli law. The benefits from this status began phasing out in 1999. However, the effect on the 1999 and 2000 effective income tax rate on the Company is not significant.

     As of September 30, 2000, the Company had $41,900 of Canadian net operating loss carry-forwards, most of which were acquired in the Solect transaction. The net operating loss carry-forwards will expire within 5-10 years. Given the uncertainty of the realization of these assets through future taxable earnings, a valuation allowance of $16,743 has been recorded.

NOTE 10 -- SHORT-TERM FINANCING ARRANGEMENTS

     The Company's financing transactions are described below:

     In December 1997, the Company entered into various credit agreements (the "Credit Agreements") with several commercial banks. According to an amendment to the Credit Agreements (the "Revolving Credit Agreement") entered into in July 1998, the Company may borrow up to $100,000 under a revolving line of credit. This agreement expires in June 2001. The revolving line of credit bears a variable interest rate (7.3 percent as of September 30, 2000). The Revolving Credit Agreement has various covenants, that limit the Company's ability to make investments, incur debt, pay dividends and dispose of property. The Company is also required to maintain certain financial ratios as defined in the Revolving Credit Agreement. Except for vehicles, substantially all of the Company's assets have been pledged as security under the terms of the Revolving Credit Agreement. As of September 30, 2000, the outstanding balance under this arrangement was $20,000.

     According to an agreement with several commercial banks the Company may borrow up to $40,000 under a short-term credit line. The short-term credit line bears a variable interest rate. As of September 30, 2000, there was no outstanding balance.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     As of September 30, 2000, the Company had utilized approximately $19,295 of revolving credit facilities to support letters of credit or bank guarantees.

     The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was approximately $31,700 in 2000 and $97,300 in 1999. The average short-term borrowings during the year were approximately $13,300 in 2000 and $63,500 in 1999. The weighted average interest rates approximated 7.0 percent in 2000, 6.0 percent in 1999 and 6.4 percent in 1998.

NOTE 11 -- OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Accrued personnel costs..................................  $49,313     $32,441
Long term forward exchange obligations...................    2,987         231
Other....................................................    1,504       1,565
                                                           -------     -------
                                                           $53,804     $34,237
                                                           =======     =======

NOTE 12 -- COMPREHENSIVE INCOME

     The following table sets forth the reconciliation from net income to comprehensive income:

                                                   YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                  2000      1999       1998
                                                 ------    -------    -------
Net income.....................................  $5,978    $98,543    $30,107
Other comprehensive income:
  Unrealized income (loss) on derivative
     instruments, net of tax...................   2,333        338     (1,495)
  Unrealized income on cash equivalents, net of
     tax.......................................     (17)        --         --
                                                 ------    -------    -------
Comprehensive income...........................  $8,294    $98,881    $28,612
                                                 ======    =======    =======

NOTE 13 -- OTHER INCOME (EXPENSE), NET

     Other income (expense), net consists of the following:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                2000       1999        1998
                                               -------    -------    --------
Interest income..............................  $14,274    $ 1,680    $  3,445
Interest expense.............................   (2,528)    (5,654)    (24,267)
Interest expense relating to settlement of
  tax claims.................................       --         --        (680)
Other, net...................................   (1,012)    (2,249)     (2,624)
                                               -------    -------    --------
                                               $10,734    $(6,223)   $(24,126)
                                               =======    =======    ========

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14 -- COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum lease payments required for the five-year period beginning October 1, 2000 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2001......................................  $ 27,100
2002......................................    27,000
2003......................................    22,800
2004......................................    19,100
2005......................................    17,300
                                            --------
                                            $113,300
                                            ========

     Rent expense was approximately $20,400, $12,600 and $8,000 for 2000, 1999 and 1998, respectively.

NOTE 15 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance pay expenses were approximately $17,614, $9,200 and $7,100 for 2000, 1999 and 1998, respectively.

     The Company sponsors defined contribution plans covering substantially all employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's 2000, 1999 and 1998 plan contributions were not significant.

NOTE 16 -- CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares outstanding:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2000        1999
                                                           --------    --------
Voting Ordinary Shares...................................  198,029     174,590
Non-Voting Ordinary Shares...............................   23,136      24,210
                                                           -------     -------
                                                           221,165     198,800
                                                           =======     =======

     All the Non-Voting Ordinary Shares are held by a single shareholder. Under the Company's Articles of Association, upon the transfer or sale of such shares to another party, the shares automatically convert to Voting Ordinary Shares.

     The Company's capital transactions are described below:

     On September 22, 1997, the Company entered into a Share Subscription Agreement, under which 11,072 Ordinary Shares and 990 voting shares (Voting Shares) and $3,268 principal amount of junior promissory notes were issued to certain investors. These notes were repaid in March 1998. Also, on September 22, 1997, the Company entered into a Conditional Investment Agreement whereby such investors were to be obligated to purchase 51,508 Ordinary Shares of the Company in second quarter 1998 for approximately $99,000, if the

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Company achieved certain financial performance targets. In addition, the Company entered into a note purchase agreement with certain affiliates of the investors to issue, at its election, up to $125,000 of subordinated notes.

     In January 1998, the Company issued 36 additional Voting Shares at par value, which were redeemed in May 1998, as discussed below, and issued 2,584 contingently issuable Ordinary Shares, which were paid in advance in the amount of $2,000 pursuant to a 1995 Stock Subscription Agreements with certain shareholders.

     In January 1998, the Company's Board of Directors declared dividends of $478,684, which were paid at that time. The dividends were financed by the proceeds of the Credit Agreements and subordinated notes from affiliates of certain shareholders, and surplus working capital.

     In March 1998, the Company issued 51,508 Ordinary Shares according to the Conditional Investment Agreement discussed above. The net proceeds to the Company after the deduction of transaction costs amounted to $96,448.

     In May 1998, in contemplation of the Company's initial public offering, the Board of Directors took the following actions: (i) redeemed the outstanding Voting Shares at the par value thereof; (ii) amended the terms of the Ordinary Shares to create two classes: voting and non-voting; (iii) authorized 25,000 Preferred Shares, 500,000 Ordinary Shares and 50,000 Non-Voting Ordinary Shares; and (iv) declared a stock split of 52-for-1 for each Ordinary Share outstanding. The rights of the two classes of Ordinary Shares are identical except as to voting rights. After the initial public offering, all of the outstanding Non-Voting Ordinary Shares have been held by one existing shareholder of the Company. All references to the number of shares and earnings per share have been restated to reflect the stock split and the redemption of Voting Ordinary Shares has been given retroactive effect.

     On June 19, 1998, the Company conducted an initial public offering on the New York Stock Exchange of 18,000 Ordinary Shares. Total net proceeds to the Company, after deduction of offering expenses and underwriting commissions, amounted to $234,190.

     On June 7, 1999, the Company and certain shareholders of the Company completed a public offering pursuant to which the Company sold 2,000 Ordinary Shares. The net proceeds to the Company, after deduction of underwriting discounts and offering expenses, amounted to $41,384.

     On November 30, 1999 the Company issued 6,461 Ordinary Shares in connection with the acquisition of ITDS. On April 5, 2000 the Company issued 13,846 exchangeable shares in connection with the acquisition of Solect. See Note 3.

     Total proceeds from the exercise of employee stock options amounted to $21,360 in fiscal 2000.

NOTE 17 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company adopted, and in January 1999 and January 2000 the Company amended, the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended ("the Plan"). Under the provisions of the Plan, 13,300 Ordinary Shares are available to be granted to officers, directors, employees and consultants. Such options fully vest over two to nine years and have a term of ten years.

     On November 30, 1999, the Company issued 1,103 additional options in connection with the acquisition of ITDS to replace then issued ITDS options. On April 5, 2000, the Company issued 1,654 additional options in connection with the acquisition of Solect to replace then issued Solectoptions. See Note 3.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about share options, as well as changes during the years ended September 30, 2000, 1999 and 1998:

                                                      NUMBER OF       WEIGHTED
                                                        SHARE         AVERAGE
                                                       OPTIONS     EXERCISE PRICE
                                                      ---------    --------------
Outstanding as of October 1, 1997...................        --         $   --
Granted.............................................   3,527.4           3.93
Exercised...........................................        --             --
Forfeited...........................................      (7.8)          1.92
                                                      --------         ------
Outstanding as of September 30, 1998................   3,519.6           3.93
Granted.............................................   2,752.6          21.67
Exercised...........................................        --             --
Forfeited...........................................     (35.3)          6.23
                                                      --------         ------
Outstanding as of September 30, 1999................   6,236.9          11.75
Granted.............................................   4,948.7          52.82
Options exchanged in acquisitions...................   2,756.7          18.24
Exercised...........................................  (2,057.5)         10.38
Forfeited...........................................    (656.7)         30.11
                                                      --------         ------
Outstanding as of September 30, 2000................  11,228.1         $30.62
                                                      ========         ======

     The following table summarizes information about share options outstanding as of September 30, 2000:

                                                                            EXERCISABLE AS OF
               OUTSTANDING AS OF SEPTEMBER 30, 2000                         SEPTEMBER 30, 2000
-------------------------------------------------------------------   ------------------------------
                                   WEIGHTED
                                    AVERAGE
                                   REMAINING
                   NUMBER      CONTRACTUAL LIFE    WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE   OUTSTANDING      (IN YEARS)        EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------   -----------   -----------------   ----------------   -----------   ----------------
$    0 -  3.01     2,384.4            7.68              $ 1.92           640.7           $ 1.85
  8.75 - 16.75     1,659.3            8.22               11.39           261.5             9.27
 18.70 - 28.05     1,990.5            8.72               23.56            88.3            24.37
 28.06 - 37.40     1,452.3            9.15               33.63            20.1            31.63
 37.41 - 46.74       205.9            7.10               41.39           125.9            41.74
 53.19 - 65.44     2,678.5            9.74               59.09            44.8            64.32
 65.45 - 77.25       857.2            9.51               70.82           100.3            71.96

     The following table summarizes information about share options outstanding as of September 30, 1999:

                                                                            EXERCISABLE AS OF
               OUTSTANDING AS OF SEPTEMBER 30, 1999                         SEPTEMBER 30, 1999
-------------------------------------------------------------------   ------------------------------
                                   WEIGHTED
                                    AVERAGE
                                   REMAINING
                   NUMBER      CONTRACTUAL LIFE    WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE   OUTSTANDING      (IN YEARS)        EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------   -----------   -----------------   ----------------   -----------   ----------------
    $1.92         2,492.6             8.27              $ 1.92              --           $  --
  8.75 - 16.75    1,613.4             9.08               11.62          166.75            9.08
 21.90 - 23.63    2,130.9             9.82               23.34              --              --

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The weighted average grant-date fair value of the 4,948.7 and 2,752.6 options granted amounted to $35.71 and $13.92 for 2000 and 1999, respectively, per option. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

                                                       YEAR ENDED SEPTEMBER 30,
                                                      --------------------------
                                                       2000      1999      1998
                                                      ------    ------    ------
Risk-free interest rate.............................   5.75%     5.31%     5.24%
Expected life of options............................   9.51       7.3       7.1
Expected annual volatility..........................  1.086     0.550     0.945
Expected dividend yield.............................   None      None      None

     Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards made in 2000, 1999 and 1998 in accordance with SFAS 123, the Company's pro forma net income (loss) and earnings
(loss) per share would have been as follows:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2000       1999       1998
                                               --------    -------    -------
Pro forma net income (loss)..................  $(23,022)   $92,624    $29,463
Pro forma diluted earnings (loss) per
  share......................................     (0.11)      0.46       0.18

NOTE 18 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                         YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
Numerator:
  Income before cumulative effect..................  $  5,978    $ 98,543    $ 30,384
                                                     ========    ========    ========
Denominator:
  Denominator for basic earnings per
     share -- weighted average number of shares
     outstanding(*)................................   212,005     197,436     158,528
  Effect of dilutive stock options granted.........     4,930       2,826         914
                                                     --------    --------    --------
  Denominator for dilutive earnings per
     share -- adjusted weighted average shares and
     assumed conversions(*)........................   216,935     200,262     159,442
                                                     ========    ========    ========
Basic earnings per share...........................  $   0.03    $   0.50    $   0.19
                                                     ========    ========    ========
Diluted earnings per share.........................  $   0.03    $   0.49    $   0.19
                                                     ========    ========    ========

---------------

     (*) The weighted average number of shares outstanding includes the Solect exchangeable shares.

NOTE 19 -- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEAR ENDED SEPTEMBER 30,
                                            ----------------------------------
                                               2000         1999        1998
                                            ----------    --------    --------
REVENUE
North America.............................  $  510,129    $226,387    $210,867
Europe....................................     474,300     261,726     109,752
Australia.................................      51,093      61,237      33,215
Other.....................................      82,798      77,505      49,933
                                            ----------    --------    --------
  Total...................................  $1,118,320    $626,855    $403,767
                                            ==========    ========    ========
LONG-LIVED ASSETS
North America(*)..........................  $1,041,383    $ 35,228    $ 30,441
Israel(**)................................      85,518      61,472      38,917
Other.....................................      33,466      18,772       7,378
                                            ----------    --------    --------
                                            $1,160,367    $115,472    $ 76,736
                                            ==========    ========    ========

---------------

        (*) Primarily goodwill, computer software and intellectual property rights.

        (**) Primarily computers and vehicles.

  REVENUE AND CUSTOMER INFORMATION

     Customer Care, Billing and Order Management systems ("CC&B Systems") include systems for wireline, wireless, broadband, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                                                 YEAR ENDED SEPTEMBER 30,
                                            ----------------------------------
                                               2000         1999        1998
                                            ----------    --------    --------
CC&B Systems..............................  $  986,553    $468,216    $251,829
Directory.................................     131,767     158,639     151,938
                                            ----------    --------    --------
  Total...................................  $1,118,320    $626,855    $403,767
                                            ==========    ========    ========

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                               YEAR ENDED
                                                             SEPTEMBER 30,
                                                          --------------------
                                                          2000    1999    1998
                                                          ----    ----    ----
Customer 1..............................................   14%     (*)%    (*)%
Customer 2..............................................   13      16      21
Customer 3..............................................   (*)     (*)     16

---------------

(*) less than 10 percent of total revenue

NOTE 20 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts to sell foreign currency in order to hedge its exposure associated with most firm commitments from customers in non-U.S. dollar-based currencies and treats these

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

for accounting purposes as fair value hedges. The Company also enters into forward contracts in foreign currency to reduce the exposure associated with estimated receipts from customers and with liabilities (primarily personnel costs), in non-U.S. dollar-based currencies and treats these as cash flow hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. Generally, the Company measures the differential between forward rates and spot rates on forward exchange contracts as the inherent ineffectiveness of a hedging arrangement. Accordingly, changes in the fair value of forward exchange contracts, which are classified as fair value hedges, offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings.

     The following table describes forward contracts outstanding:

                                                         AS OF SEPTEMBER 30,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
Contracts treated as fair value hedges for the sale of:
  British pounds.......................................  $ 19,346    $ 24,567
  Canadian dollars.....................................     8,332      11,394
  Austrian schillings..................................        --      10,779
  Japanese yen.........................................        --         770
  Other currencies.....................................       178       4,658
                                                         --------    --------
                                                         $ 27,856    $ 52,168
                                                         ========    ========
Contracts treated as cash flow hedges for the purchase
  of:
  Israeli shekels......................................  $196,700    $145,000
  Australian dollars...................................    22,240      31,655
                                                         --------    --------
                                                         $218,940    $176,655
                                                         ========    ========

     The fair values of the forward derivatives were $3,016 and $(3,412) on September 30, 2000 and 1999, respectively. The Company currently enters into forward exchange contracts exclusively with major financial institutions.

                                 AMDOCS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 21 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                 SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                 -------------   --------   ---------   ------------
2000
Revenue........................................    $315,067      $297,002   $270,745      $235,506
Operating income (loss)........................      20,955       (39,806)    60,115        32,860
Net income (loss)..............................      12,993       (67,159)    42,863        17,281
Basic earnings (loss) per share................        0.06         (0.31)      0.21          0.09
Diluted earnings (loss) per share..............        0.06         (0.31)      0.20          0.08
1999
Revenue........................................    $182,716      $164,884   $147,830      $131,425
Operating income...............................      43,430        37,782     35,625        30,161
Net income.....................................      29,839        25,421     23,141        20,142
Basic and diluted earnings per share...........        0.15          0.13       0.12          0.10
1998
Revenue........................................    $116,704      $106,497   $ 94,008      $ 86,558
Operating income...............................      26,104        22,821     19,125        16,845
Net income.....................................      11,598         6,443      4,105         7,961
Basic and diluted earnings per share...........        0.06          0.04       0.03          0.06

     The fiscal quarters ended December 31, 1999 and June 30, 2000 include purchased in-process research and development and other indirect acquisition-related costs of $19,876 and $55,741, respectively.

     Item 2. Financial Statement Schedule

       VALUATION AND QUALIFYING ACCOUNTS


                                                                                   ADDITIONS
                                                                           --------------------------
                                                        BALANCE AT         CHARGED TO      CHARGED TO                      BALANCE
                                                       BEGINNING OF        COSTS AND         OTHER                          AT END
DESCRIPTION                                              PERIOD             EXPENSES        ACCOUNTS        DEDUCTIONS     OF PERIOD
-----------                                            ------------        ----------      -----------      ----------     ---------
Allowances for doubtful debts ...................               --           1,844               5,024(*)           --        6,868
Valuation allowances ............................               --           2,411              14,332(**)          --       16,743

--------------
(*)  Allowances for doubtful debts that we acquired as part of our acquisition of ITDS.

(**) Valuation allowance related to accumulated tax benefit from losses we acquired as part of our acquisition of Solect.

                                 AMDOCS LIMITED

Part II  OTHER INFORMATION

         Item 1.    Exhibits


         Exhibit No.         Description
         -----------         -----------

         23                  Consent of Ernst & Young LLP

         99.1                Amdocs Limited Press Release dated
                             November 8, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Amdocs Limited


                                            /s/ Thomas G. O'Brien
                                            -------------------------------
                                                Thomas G. O'Brien
                                                Treasurer and Secretary
                                                Authorized U.S. Representative

Date: December 29, 2000

                                 EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------
23                       Consent of Ernst & Young LLP
99.1                     Amdocs Limited Press Release dated November 8, 2000
